SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: May 2003

                                   Disco S.A.
                   ------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
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                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            --------------------------------------------------------
                    (Address of principal executive offices)

Registrant's telephone number, international: +54-11-964-8017
                                             ----------------

                                    001-14292
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                        ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 15, 2003, Disco S.A. issued a press release announcing the (i) payment of the principal and the final interest payment due on its notes maturing May 15, 2003 and (ii) semiannual interest payment on its notes due May 15, 2008. An unofficial English translation of the press release is attached hereto as
Exhibit 1.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: May 16, 2003                 By:  /s/ Lucas Gerardus Baptist de Jong
                                      ------------------------------------------
                                      Name:  Lucas Gerardus Baptist de Jong
                                      Title: Vice President acting as President

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibits       Description

1.             Unofficial English translation of the press release.

                                                                       Exhibit 1

DISCO S.A. PAID  US$116.9 MILLION TOWARDS PRINCIPAL AND INTEREST ON ITS NOTES

Buenos Aires, May 15, 2003. - Disco S.A. paid today the total amount of principal and interest due on its notes maturing May 15, 2003, which were issued for a face value of US$100 million. To that effect, Disco made available to the bondholders the amount of US$104,562,500 of which US$100 million corresponded to the payment of principal and US$4,562,500 corresponded to the payment of the last semiannual interest coupon which represented an annual rate of interest of 9.125%.

Likewise, Disco paid today the semiannual interest coupon number 10 corresponding to the notes due May 15, 2008, which were issued for a face value of US$250 million. In this respect, the company made available to the bondholders the amount of US$12,343,750 which represented an annual interest rate of 9.875%.

Both series are part of a program of notes issued by Disco S.A. for a face value of US$350 million authorized by the Comision Nacional de Valores (National Securities Commission) in 1998.

In order to comply with the payments under these obligations, Disco obtained a credit from the Royal Ahold Group, at a very favorable interest rate.